FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 11th, 2006

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding Q4 2005 and Year 2005 Financial Results, and Restatement of 2004 Financial Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 11th, 2006	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

NOVA MEASURING INSTRUMENTS REPORTS
Q4 2005 AND YEAR 2005 FINANCIAL RESULTS,
AND RESTATEMENT OF 2004 FINANCIAL RESULTS

Rehovoth, Israel – April 11, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today announced results for the fourth quarter and full year 2005 (the comparable figures below are 2004 restated figures).

Total revenues for the fourth quarter of 2005 were $8.8 million, an 11% decrease relative to revenues of $10.0 million of the fourth quarter of 2004 and a 1% sequential decrease relative to revenues of $8.9 million for the third quarter of 2005. Total revenues for 2005 were $30.1 million, an 18% decrease relative to revenues of $36.8 million in 2004.

Net loss for the fourth quarter of 2005 was $1.5 million, or $0.10 per share, compared with a net loss of $0.3 million, or $0.02 per share, for the fourth quarter of 2004 and net loss of $1.0 million, or $0.06 per share, for the third quarter of 2005. Net loss in 2005 was $8.4 million, or $0.55 per share, compared to net loss of $1.4 million, or $0.09 per share, in 2004.

Cash reserves at the end of 2005 were $22.8 million, a decrease of $1.2 million compared to the third quarter of 2005.

“During 2005 we focused on building our product portfolio, strengthening our customer relations with leading process equipment and semiconductor manufacturers, and on expanding our global infrastructure. During the first quarter of 2006 we began to see positive changes in market conditions. The bookings stream has increased relative to the previous quarters, including orders for delivery in the following quarters, and we expect moderate growth in the following quarters.” said Dr. Giora Dishon, President and CEO.

“In addition, during the first quarter of 2006, we have continued successfully the proliferation of our new NovaScan 3090 product series, as stand-alone and integrated metrology for CMP and Optical CD applications. We have received positive demand through our process equipment manufacturers and from major end-users for this new product series and we expect increases in deliveries of the NovaScan 3090 in the following quarters,” continued Dr. Dishon.

Restated financial results for year 2004

The company also announced that it has completed the restatement of the financial results for the fiscal year ended December 31, 2004, which was announced during February 2006. The restatement relates to recognition of revenues, in transactions that included an upgrade or trade-in option, which did not comply with generally accepted accounting principles.

The restated revenues for year 2004 are $36.8 million, compared to previously reported revenues of $40.9 million. The restated net loss for year 2004 is $1.4 million, or ($0.09) per share, compared to previously reported net profit of $1.5 million, or $0.10 per share. The majority of the $4.1 million in revenues improperly recognized in 2004 is expected to be recognized during 2006 (some already in Q1/06), as the upgrades and trade-in options are fulfilled or expire.

In addition to restating its financial statements for 2004, the company also corrected its previously published results for the first three quarters of 2005, which resulted in a $0.2 million reduction of revenues for the nine months ended September 30, 2005. These corrections related mainly to year 2004 restatement issues, as well as a correction to the method of apportioning revenues from extended warranty contracts relating to the first quarter of 2005.

Commenting on the restated results and corrections, Mr. Dror David, CFO, noted, “In the last two months we have been working intensively to conclude the review of prior years, and our auditors have completed their audit on the restatement of year 2004 and their review on the quarterly corrections of 2005. We appreciate the dedication of our financial team and the Audit Committee of the Board of Directors in resolving the restatement issues as promptly as possible. We are confident we improved our control measures, and are pleased that we are now able to focus our full attention on realizing our business objectives and continuing our growth.”

The full financial statements for 2004, as restated, are attached as an Exhibit to the Current Report on Form 6-K furnished by the Company to the Securities and Exchange Commission, and are also available on Nova’s website at nova_restated_year_2004. The restated quarterly results of 2004 and the corrected quarterly results of 2005 are available on the company’s website at nova_quarterly_adjustments. The company intends to file an Amended Annual Report on Form 20-F for the year ended December 31, 2004 as soon as practicable, and Annual Report on Form 20-F for the year ended December 31, 2005 in June 2006.

The Company will host a conference call on April 11, 2006, at 12:00 EST. To participate please dial in the U.S: 1-866-500-4964 or internationally: +972-3-925-5910 at least 5 minutes before the start of the call.

About Nova

Nova Measuring Instruments Ltd. Develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements relating to future events or our future performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  our ability to successfully complete our review of our financial statements and results, the discovery of additional accounting irregularities, the outcome of our investigation into accounting irregularities, our ability to implement improvements to our internal controls and procedures to prevent similar accounting irregularities in the future, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 28, 2005.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
QUARTELY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Q4-2005	Q4-2004	Q3-2005
		(As restated)	(Corrected)

REVENUES
Product sales	6,601	8,503	6,658
Services	2,236	1,452	2,244

	8,837	9,955	8,902

COST OF REVENUES
Product sales	2,939	3,733	3,313
Services	2,152	1,782	2,156

	5,091	5,515	5,469

GROSS PROFIT	3,746	4,440	3,433

OPERATING EXPENSES
Research & Development expenses, net	2,280	2,370	1,990
Sales & Marketing expenses	2,007	1,898	1,510
General & Administration expenses	1,089	642	1,068

	5,376	4,910	4,568

OPERATING LOSS	1,630	470	1,135

INTEREST INCOME, NET	105	180	133

NET LOSS	1,525	290	1,002

Loss per share	0.10	0.02	0.06

Shares used for calculation of loss per share	15,457	15,309	15,453

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2005	2004	2003
	(As restated)

REVENUES
Product sales	21,985	29,274	21,152
Services	8,157	7,532	5,536

	30,142	36,806	26,688

COST OF REVENUES
Product sales	11,413	14,396	10,270
Services	7,893	6,715	6,265

	19,306	21,111	16,535

GROSS PROFIT	10,836	15,695	10,153

OPERATING EXPENSES

Research and development expenses, net	9,301	8,665	8,561
Sales and marketing expenses	6,950	6,647	6,534
General and administrative expenses	3,626	2,331	1,898
Other operating income	-	-	(2,203)

	19,877	17,643	14,790

OPERATING LOSS	9,041	1,948	4,637

INTEREST INCOME, NET	627	528	425

NET LOSS FOR THE YEAR	8,414	1,420	4,212

Loss per share	0.55	0.09	0.28

Shares used in calculation of loss per share	15,437	15,259	14,994

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,
	2005	2004
		(As restated)

CURRENT ASSETS
Cash and cash equivalents	5,776	12,171
Short-term interest-bearing bank deposits	1,206	1,916
Short-term investments	3,500	-
Held to maturity securities	4,388	8,583
Trade accounts receivable, net	6,841	6,850
Inventories	6,606	6,354
Other current assets	1,141	1,169

	29,458	37,043

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,974	2,145
Held to maturity securities	4,952	5,989
Other Long-term assets	262	382
Severance pay funds	2,186	2,288

	10,374	10,804

FIXED ASSETS, NET	2,507	2,119

Total assets	42,339	49,966

CURRENT LIABILITIES
Trade accounts payable	5,744	4,795
Other current liabilities	8,880	6,539

	14,624	11,334

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,907	3,075
Deferred income	1,264	3,831
Other long-term liability	100	145

	4,271	7,051

SHAREHOLDERS' EQUITY
Ordinary shares	46	46
Additional paid-in capital	73,636	73,333
Accumulated other comprehensive income	(18)	8
Accumulated deficit	(50,220)	(41,806)

Total shareholders' equity	23,444	31,581

Total liabilities and shareholders' equity	42,339	49,966

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
NOVA MEASURING INSTRUMENTS LTD.

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control of financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 15, the Company has restated its consolidated financial statements as of December 31, 2004.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and their consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 16, 2005
Except for Note 15, as to which the date is April 9, 2006

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,

	2004	2003

	(As restated*)

CURRENT ASSETS
Cash and cash equivalents	$12,171	$26,634
Short-term interest-bearing bank deposits	1,916	711
Held-to-maturity securities	8,583	4,296
Trade accounts receivable (no allowance for doubtful accounts)	6,850	5,804
Inventories (Note 3)	6,354	4,152
Other current assets	1,169	1,244

	37,043	42,841

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,145	1,386
Held-to-maturity securities	5,989	-
Other Long-term assets	382	242
Severance pay funds (Note 6)	2,288	2,024

	10,804	3,652

FIXED ASSETS, NET (Note 4)	2,119	1,425

Total assets	$49,966	$47,918

CURRENT LIABILITIES
Trade accounts payable	$4,795	$5,389
Other current liabilities (Note 5)	6,539	7,102

	11,334	12,491

LONG-TERM LIABILITIES
Liability for employee termination benefits (Note 6)	3,075	2,653
Deferred income	3,831	263
Other long-term liability (Note 9)	145	175

	7,051	3,091

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS’ EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000 shares, issued and outstanding 15,308,544 and 15,117,538 shares, respectively	46	46
Additional paid-in capital	73,333	72,785
Deferred stock-based compensation	-	(122)
Accumulated other comprehensive income	8	13
Accumulated deficit	(41,806)	(40,386)

Total shareholders’ equity	31,581	32,336

Total liabilities and shareholders’ equity	$49,966	$47,918

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31,

	2004	2003	2002

	(As restated*)
REVENUES:
Product sales	$29,274	$21,152	$14,506
Services	7,532	5,536	5,865

	36,806	26,688	20,371

COST OF REVENUES:
Product sales	14,396	10,270	6,752
Services	6,715	6,265	6,601

	21,111	16,535	13,353

GROSS PROFIT	15,695	10,153	7,018

OPERATING EXPENSES:

Research and development expenses, net of participation by the OCS of $1,926, $2,321 and $1,679, respectively (Note 7)	8,665	8,561	9,894
Technology for use in research and development (Note 9)	-	-	1,478
Sales and marketing expenses	6,647	6,534	6,950
General and administrative expenses	2,331	1,898	1,797
Other operating income (Note 10)	-	(2,203)	-

	17,643	14,790	20,119

OPERATING LOSS	(1,948)	(4,637)	(13,101)

INTEREST INCOME (net of related expenses of $56, $28 and $30, respectively)	528	425	144

NET LOSS FOR THE YEAR	$(1,420)	$(4,212)	$(12,957)

LOSS PER SHARE

Basic Loss per share	$(0.09)	$(0.28)	$(0.88)

Shares used in calculation of basic loss per share	15,259	14,994	14,786

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE LOSS
(In thousands)

	Share capital

					Accumulated
	Ordinary shares	Deferred shares	Additional Paid-in capital	Deferred stock-based compensation	other Comprehensive Income (Loss)	Accumulated Deficit	Total

Balance as of January 1, 2002	$43	$3	$72,774	$(2,073)	$(524)	$(23,217)	$47,006
Employee share-based plans	(*) -		31				31
Amortization of deferred stock- based compensation				1,073			1,073
Forfeiture of employee share options			(191)	191			-
Realization of losses on derivatives					212		212
Realization of losses on investments					312		312
Conversion of deferred shares into ordinary shares	3	(3)					-
Loss for the year						(12,957)	(12,957)

Total comprehensive loss							(12,433)

Balance as of December 31, 2002	$46	$-	$72,614	$(809)	$-	$(36,174)	$35,677

Employee share-based plans	(*) -		318				318
Amortization of deferred stock- based compensation				540			540
Forfeiture of employee share options			(147)	147			-
Increase in fair market value of derivatives					13		13
Loss for the year						(4,212)	(4,212)

Total comprehensive loss							(4,199)

Balance as of December 31, 2003	$46	$-	$72,785	$(122)	$13	$(40,386)	$32,336

Employee share-based plans	(*) -		548				548
Amortization of deferred stock- based compensation				122			122
Forfeiture of employee share options
Decrease in fair market value of derivatives					(5)		(5)
Net loss for the year (As restated (**))						(1,420)	(1,420)

Total comprehensive loss							(1,425)

Balance as of December 31, 2004 (As restated (**))	$46	$-	$73,333	$-	$8	$(41,806)	$31,581

(*) Less than $1, (**) See note 15.

The accompanying notes are an integral part of the consolidated financial statements

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

	(As restated*)

CASH FLOWS - OPERATING ACTIVITIES

Net loss for the year	$(1,420)	$(4,212)	$(12,957)
Adjustments to reconcile net loss for the year to net cash used in operating activities - Schedule A	(109)	(1,295)	5,046

Net cash - operating activities	(1,529)	(5,507)	(7,911)

CASH FLOWS - INVESTING ACTIVITIES

Technology for use in research and development	-	-	(1,265)
Increase in short-term and long-term interest-bearing bank deposits	(1,964)	(1,475)	(622)
Decrease (increase) in short-term and long-term held to maturity securities	(10,276)	(3,302)	6,220
Decrease in available for sale securities	-	-	6,644
Additions to fixed assets	(1,242)	(364)	(601)

Net cash - investing activities	(13,482)	(5,141)	10,376

CASH FLOWS - FINANCING ACTIVITIES

Shares issued under employee share-based plans	548	318	31

Net cash - financing activities	548	318	31

Increase (decrease) in cash and cash equivalents	(14,463)	(10,330)	2,496
Cash and cash equivalents - beginning of year	26,634	36,964	34,468

Cash and cash equivalents - end of year	$12,171	$26,634	$36,964

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

Taxes paid	$65	$67	$53

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A –	ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED IN OPERATING ACTIVITIES

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

	(As restated*)

Income and expense items not involving cash flows:

Depreciation	$548	$716	$802

Loss from realization of available for sale securities	-	-	652

Technology for use in research and development	-	-	1,478

Amortization of deferred stock-based compensation	122	540	1,073

Increase (decrease) in liability for employee termination benefits, net	310	168	(40)

	980	1,424	3,965

Changes in assets and liabilities:

Increase in trade accounts receivable	(1,046)	(2,902)	(1,229)

Decrease (increase) in other current assets and other long-term assets	(70)	(336)	252

Decrease (increase) in inventories	(2,202)	(1,002)	1,163

Increase (decrease) in trade accounts payable and other long-term liabilities	(624)	2,011	653

Increase in long-term deferred income	3,568	24	239

Increase (decrease) in other current liabilities	(715)	(514)	3

	(1,089)	(2,719)	1,081

	$(109)	$(1,295)	$5,046

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 1 –	GENERAL

A.	Business Description

Nova Measuring Instruments (the “Company”) was incorporated in May 1993 and commenced operations in October 1993 in the design, development and production of integrated process control systems, used in the manufacturing of semiconductors. In October 1995, the Company began manufacturing and marketing its systems. In addition, the Company is continuing research and development for the next generation of its products and additional applications for such products. The Company operates in one operating segment.

The Company has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, The Netherlands and Taiwan. All companies (the “subsidiaries”) are engaged in pre-sale activities and providing technical support to customers.

The industry in which the Company operates is characterized by rapid technological development in a competitive environment. Substantially most of the Company’s current sales are derived from a single product line for use exclusively by the semiconductor industry, whose business is highly cyclical. The Company depends on a limited number of suppliers, and at times a sole supplier. Any disruption or termination of the suppliers’ operations may adversely affect the Company’s production capabilities. In addition, certain of the Company’s development projects are in the early stages and there can be no assurance that these projects will be successful.

The ordinary shares of the Company are traded on the NASDAQ National Market System since April, 2000. The ordinary shares are also traded on the Tel-Aviv Stock Exchange, since June, 2002.

B.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The following is a summary of the significant accounting policies, which were applied in the preparation of these financial statements, on a consistent basis:

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Financial Statements in U.S. Dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (the “dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency. Certain of the dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel (“NIS”), and may not be exchangeable for dollars.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” of the Financial Accounting Standards Board (“FASB”). Net financing income includes translation gains (losses), which were immaterial for all years presented.

B.	Principles of Consolidation

The Company’s financial statements include the financial statements of the Company and its subsidiaries (the “Group”) after elimination of material intercompany transactions and balances.

C.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits and commercial papers) with maturity dates not exceeding three months from the date of deposit.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is recorded on the specific identification basis. No allowance was deemed necessary by management.

E.	Held-to-Maturity Securities

Securities held to maturity include investments in debt securities that the Company has positive intent and ability to hold to maturity. Securities held to maturity are measured at amortized cost.

F.	Inventories

Inventories are presented at the lower of cost or market. Cost is determined as follows: Raw materials - on the average cost basis.
Finished products and work in process - at actual cost (materials, labor and indirect manufacturing costs).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Fixed assets

Fixed assets are presented at cost, net of accumulated depreciation.

Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the related leases. Annual depreciation rates are as follows:

%

Electronic equipment	20-33
Office furniture and equipment	6-15
Leasehold improvements	20

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” of the FASB, which supercedes SFAS No. 121, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

H.	Accrued Warranty Costs

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products (generally one year) and are based on the Company’s prior experience and in accordance with management’s estimate. See Note 5B for disclosure with regard to accrued warranty costs.

I.	Revenue Recognition

The Company recognizes revenues upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations.

In cases of arrangements with multiple deliverables, revenue is typically recognized upon shipment, if collection of the resulting receivable is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Such undelivered elements in these arrangements typically consist of services and/or upgrades. If vendor-specific objective evidence does not exist for the undelivered elements of the arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier.
Service revenues consist mainly of revenue from maintenance contracts and are recognized ratably over the contract period.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	J.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Office of the Chief Scientist (“OCS”) as its participation in certain research and development projects are offset against the Company’s research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

	K.	Income Taxes

The Group accounts for income taxes utilizing the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” of the FASB. Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements, and for tax loss carryforwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered likely based on available evidence.

	L.	Stock-Based Compensation

The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Group records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at the grant date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options. See below for pro forma disclosures required in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	L.	Stock-Based Compensation (Cont.)

Pro forma Loss Per Share According to SFAS 123 and SFAS 148:

For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2004, 2003 and 2002 (all in weighted averages):

	2004	2003	2002

Risk-free interest rate	4%	1.4%	1.5%
Expected life of options	7 years	7 years	7 years
Expected weekly volatility	56%	82%	90%
Expected dividend yield	none	none	none

Had compensation cost for the Company’s stock option plans been determined based on fair value at the grant dates for all awards made in 2004, 2003 and 2002 in accordance with SFAS 123, as amended by SFAS 148, the Company’s pro forma loss per share would have been as follows:

	2 0 0 4	2 0 0 3	2 0 0 2

Pro forma net loss

Net loss for the year, as reported	$(1,420)	$(4,212)	$(12,957)
Deduct - stock-based compensation determined under APB-25	122	540	1,073
Add - stock-based compensation determined under SFAS 123	(1,258)	(1,348)	(2,265)

Pro forma net loss	$(2,556)	$(5,020)	$(14,149)

Pro forma loss per share

Basic - as reported	$(0.09)	$(0.28)	$(0.88)

Basic - pro forma	$(0.17)	$(0.33)	$(0.96)

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	M.	Loss per Share

Loss per share is presented in accordance with SFAS 128 of the FASB, “Earnings per Share.” Pursuant to this standard, basic earnings (loss) per share exclude the dilutive effects of convertible securities and are computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for years 2004, 2003 and 2002. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 754,109, 2,608,475 and 2,093,767 in 2004, 2003 and 2002, respectively.

	N.	Derivative Financial Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138 and SFAS No. 149, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.
See Note 14 for disclosure of the derivative financial instruments in accordance with such pronouncements.

	O.	Reclassification

Certain previously reported amounts have been reclassified in these financial statements in order to conform to the 2004 financial statements presentation.

	P.	New Accounting Pronouncements

(1)

SFAS No. 151 - Inventory Costs, an Amendment of ARB No. 43, Chapter 4 - In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	P.	New Accounting Pronouncements (Cont.)

		(1)	(Cont.)

The provisions of this statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company’s financial position and results of operations.

(2)

SFAS No. 123 (revised 2004) “Share Based Payments” - In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations.

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	P.	New Accounting Pronouncements (Cont.)

		(2)	(Cont.)

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

(3)

SFAS No. 153, Exchange of Non-Monetary Assets - In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption in not expected to have a material effect on the Company’s financial position and results of operations.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 3 –	INVENTORIES

	A.		As of December 31,

			2 0 0 4	2 0 0 3

		Raw materials	$1,640	$1,050
		Work in process	3,444	2,637
		Finished goods	1,270	465

			$6,354	$4,152

	B.	In the years ended December 31, 2004 and 2003 the Company wrote down inventory in the amounts of $250 and $725, respectively

NOTE 4 –	FIXED ASSETS, NET
		As of December 31,

		2 0 0 4	2 0 0 3

	Cost:
	Electronic equipment	$4,341	$3,608
	Office furniture and equipment	597	364
	Leasehold improvements	1,750	1,695

		6,688	5,667

	Accumulated depreciation and amortization:
	Electronic equipment	3,140	3,013
	Office furniture and equipment	354	226
	Leasehold improvements	1,075	1,003

		4,569	4,242

	Net book value	$2,119	$1,425

NOTE 5 –	OTHER CURRENT LIABILITIES

	A.		As of December 31,

			2 0 0 4	2 0 0 3

		Accrued salaries and fringe benefits	$2,667	$2,838
		Accrued warranty costs (See B below)	2,915	2,558
		Governmental institutions	933	1,249
		Other	24	457

			$6,539	$7,102

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 5 –	OTHER CURRENT LIABILITIES (Cont.)

	B. Accrued warranty costs

		As of December 31,

		2 0 0 4	2 0 0 3

	Balance as of beginning of year	$2,558	$2,276
	Services provided under warranty	(2,830)	(1,424)
	Changes in provision	3,187	1,706

	Balance as of end of year	$2,915	$2,558

NOTE 6 –	ACCRUED SEVERANCE PAY

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund.

Severance-pay expense amounted to $691, $614 and $381 for 2004, 2003 and 2002, respectively.

NOTE 7 –	COMMITMENTS AND CONTINGENCIES

A.

The Company has received grants in the aggregate amount of $7,485 from the OCS, as its participation of up to 50% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. During the fourth quarter of 2003, the OCS has approved the Company’s request to allocate $2,203 from the grants provided by it to a specific lithography project, to be repaid as royalties only from sales of lithography products. As a result, the Company has canceled a provision in the total amount of $2,203, made by it mainly in prior years. Such cancellation is included as Other Operating Income in the Statement of Operations for the year ended December 31, 2003. Royalty expense amounted to $0, $656, and $722 for the years 2004, 2003 and 2002, respectively. The balance of the contingent liability to the OCS as of December 31, 2004 was approximately $4,035 (including $2,203 with respect to the lithography project, as mentioned above).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 7 –	COMMITMENTS AND CONTINGENCIES (Cont.)

	B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2007. The minimum rental payments are as follows:

Year	Amount (US dollars)

2005	1,218
2006	1,112
2007	891

Rental expense for the facilities amounted to $1,248, $851 and $884 for the years 2004, 2003 and 2002, respectively.

C.	The Company leases vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2007. The minimum rental payments are as follows:

Year	Amount (US dollars)

2005	652
2006	582
2007	258

Vehicle lease expense amounted to $669, $516 and $665 for the years 2004, 2003 and 2002, respectively.

D.

A major customer who was a related party until August 2001 (the “Former Related Party”), has notified the Company that a lawsuit has been filed against it by a third party. The suit alleges that the Former Related Party, while using the Company’s products, has infringed upon numerous U.S. patents owned by the third party. According to the agreement between the Company and the Former Related Party, the Company is to assume responsibility and to indemnify the Former Related Party for any losses with regard to such suit. The Company is unable to determine at this time with any certainty the ultimate outcome of the aforementioned issue and its effect, if any, on the Company’s financial condition, operating results and business.

E.

On February 2002 the Company signed a technology-license agreement, according to which the Company received a patent usage right as well as equipment in exchange for $1,502 and future payments of royalties of 5% of the net revenues of the products developed from the abovementioned technology. The Company had no liability with respect to such obligation, through December 31, 2004.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 7 –	COMMITMENTS AND CONTINGENCIES (Cont.)

F.

In the last few months the Israeli Tax Authorities are approaching Israeli public companies and other entities with a request to provide certain information relating to the stamping of commercial documents in Israel. To the best of the Company’s knowledge such companies and entities are arguing that the request contradicts the common practice in Israel. Management estimates that the Company’s exposure, if any, in connection with this request is not expected to have a material effect on the Company’s financial position and results of operations.

NOTE 8 –	SHAREHOLDERS’ EQUITY

	A.	Share Capital Transactions

1.	During 2002 the Company converted 1,057,021 issued and outstanding deferred E shares into 551 ordinary shares, and 1,100,000 authorized deferred E shares into 1,100,000 authorized ordinary shares.

2.

Since 2003, the Company sponsors an employee stock purchase plan (ESPP) for the benefit of its employees. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through payroll deductions at a price equal to 85 percent of the lower of fair market value at the beginning or end of each six-month offering period. Shares purchases under the ESPP are limited to a maximum aggregate of 150,000 shares. In 2004 and 2003 the Company issued 96,443 and 43,585, respectively shares under the ESPP.

B.	Rights of Shares

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

C.	Share Option Plans

The Company’s Board of directors approves, from time to time, employee share option plans, the last of which was approved in December 2004. The options usually vest over four years and their term may not exceed 7 years. The exercise price of each option is usually the market price of the underling share at the date of each grant.

Through December 31, 2004, 5,730,822 share options have been issued under the plans, of which 1,621,488 options have been exercised, 314,700 options have been forfeited, 164,256 have been terminated and 1,575,108 options were exercisable as of December 31, 2004.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 8 –	SHAREHOLDERS’ EQUITY (Cont.)

	C.	Share Option Plans

The weighted average fair value (in dollars) of the options granted during 2004, 2003 and 2002, according to Black-Scholes option-pricing model, amounted to $2.11, $1.43 and $0.82 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

A summary of the status of the Company’s share option plans as of December 31, 2004, 2003 and 2002, as well as changes during each of the years then ended, is presented below:

	2 0 0 4		2 0 0 3		2 0 0 2

	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price

		(US		(US		(US
		dollars)		dollars)		dollars)

Outstanding as of beginning of year	2,621,213	3.38	1,922,402	3.99	2,292,132	3.57
Granted	1,250,000	3.86	1,010,000	2.09	46,500	1.31
Exercised	(138,640)	2.58	(144,180)	1.66	(294,403)	0.11
Terminated	(37,974)	5.81	(72,240)	5.38	(54,041)	4.78
Forfeited	(64,221)	2.30	(94,769)	3.27	(67,786)	3.96

Outstanding as of year end	3,630,378	3.57	2,621,213	3.38	1,922,402	3.99

Options exercisable at year-end	1,575,108		1,290,609		1,149,186

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 8 –	SHAREHOLDERS’ EQUITY (Cont.)

	C.	Share Option Plans (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2004:

Outstanding as of December 31, 2004				Exercisable as of December 31, 2004

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	38,578	1.5	0.0025	38,578	0.0025
2.06	860,169	5.2	2.06	213,455	2.06
2.46-3.69	910,412	3.4	2.735	748,966	2.78
3.4	650,000	6.9	3.4	-	3.4
4.01	417,110	6.4	4.01	-	4.01
5.15	180,000	6.2	5.15	-	5.15
5.16	102,272	2	5.16	102,272	5.16
6.27-7.37	471,837	2.5	6.95	471,837	6.95

	3,630,378			1,575,108

NOTE 9 –	OTHER LONG-TERM LIABILY

In February 2002, the Company signed an agreement for the licensing of certain know-how and technology, to be used in one of the Company’s specific research and development programs and which has no alternative use. In accordance with the principles set forth in SFAS 2 these costs have been charged to the statement of operations in the year ended December 31, 2002, at the present value of the minimum payments to be made under the agreement.

NOTE 10 –	OTHER OPERATING INCOME

The amount for the year ended December 31, 2003 represents cancellation of a provision with respect to royalties to the OCS (see Note 7A.).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 11 –	INCOME TAXES

	A.	Law for the Encouragement of Capital Investments - 1959

In October 1995, the Company was granted “approved enterprise” status under the tax-exempt benefit track, as provided by the Israeli Law for the Encouragement of Capital Investments - 1959, for an investment program in the aggregate amount of $732 (“the first program”). The Company had completed the investments under the program, which received the approval of the Investments Center. The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first four years of the seven-year benefit period and a 25% tax rate for the remaining three years of the benefit period. Pursuant to the tax-exempt benefit track, the Company is liable for tax at a 25% rate on distributions to shareholders of earnings subject to the exemption.

In December 1999, the Company was granted another “approved enterprise” status for an investment expansion program in the aggregate amount of $3,229 (“the second program”) under the tax-exempt benefit track. The Company had completed the investments under the expansion program and filled the final report with respect to this plan. The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first two years of the seven-year benefit period and a 25% tax rate for the remaining five years of the benefit period. Pursuant to the tax-exempt benefit track, the Company is liable for tax at a 25% rate on distributions to shareholders of earnings subject to the exemption.

In January 2005, the Company was granted another “approved enterprise” status for an investment expansion program in the aggregate amount of $1,000 (“the third program”) under the tax-exempt benefit track. The tax-exempt benefit track, once approved, provides for a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first two years of the seven-year benefit period and a 25% tax rate for the remaining five years of the benefit period. Pursuant to the tax-exempt benefit track, the Company is liable for tax at a 25% rate on distributions to shareholders of earnings subject to the exemption.

The period in which the Company is entitled to the abovementioned tax benefits is limited to seven years from the first year that taxable revenues are generated, and such benefits must be utilized within 12 years from the year that operation (as defined) of the approved enterprise commences, or 14 years from the year the approval is granted, whichever is earlier. Accordingly, under the existing conditions, the tax benefits period under the above-mentioned first, second and third programs ends in 2006, 2012 and 2018, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 11 –	INCOME TAXES (Cont.)

	A.	Law for the Encouragement of Capital Investments - 1959 (Cont.)

Dividends paid from earnings that benefited from the approved enterprise tax status are subject to a 15% tax to the recipient (for a period of 12 years from the end of the seven-year benefit period), whereas dividends paid out of other earnings are subject to tax to the recipient at the rate of 25% (or lower if paid to a treaty country), except when paid to another Israeli company, in which case such dividends are exempt from tax.

The income of the Company that is not derived from assets, which are eligible for reduced taxation benefits, as described above, is taxed at the statutory rate for Israeli companies (see H below).

The above tax benefits are conditioned upon fulfillment of the requirements stipulated by the aforementioned law and the regulations promulgated there under, as well as the criteria set forth in the certificates of approval. In the event of failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments.

If the investments of non-Israeli investors (as such investments are defined by the Law) will exceed 25% then the seven-year benefit period mentioned above may be extended to ten years. If the investments of non-Israeli investors is 49% or more, then the rate of tax on earnings derived from assets included in the approved enterprise investment program will decrease to 10% - 20%, depending on the level of ownership by non-Israeli investors, examined on a yearly basis.

	B.	Law for the Encouragement of Industry (Taxation), 1969

The Company is an “industrial company” under the Law for the encouragement of Industry (Taxation), 1969 and, therefore, is entitled to certain tax benefits, mainly accelerated rates of depreciation.

	C.	Taxation Under Inflationary Conditions

The Company reports for tax purposes in accordance with the provisions of the Income Tax Law (Adjustments Due to Inflation) - 1985, under which taxable income is measured in terms of NIS adjusted for changes in the Israeli Consumer Price Index.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 11 –	INCOME TAXES (Cont.)

	D.	Deferred Taxes

The Company has accumulated losses for Israeli tax purposes as of December 31, 2004 in the amount of approximately $43,000. At such date, other temporary differences were approximately $7,000.

The Israeli tax loss carryforwards have no expiration date. The Company expects that during the period these losses are utilized, its undistributed earnings will be tax exempt. Since the Company has no intention to distribute such earnings, there will be no tax benefit available from such tax losses and no deferred taxes have been included in these financial statements for these losses.

As of December 31, 2004, the subsidiaries had a net operating loss carryforward of approximately $1,290. A valuation allowance in the amount of approximately $515, representing the entire benefit, was recorded regarding such loss.

	E.	Effective Tax Rates

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carry-forward.

	F.	Tax Assessments

The Company received final tax assessments until and including tax year 2001.

G.

In light of losses for both financial reporting and tax purposes in 2002 and 2003, a reconciliation of the effective income tax rate has not been presented. In 2004, “theoretical” income taxes on the Company’s pre-tax income were primarily reduced by the utilization of tax loss carryforward from prior years for which a deferred tax asset had not been recorded and reduced tax rates related to approved enterprise.

	H.	Tax Rates

In 2004 the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 36% to 35% for 2005 tax year ending in 30% for 2007 tax year.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 12 –	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

	A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

	%	%	%

USA	67	62	61
Europe - primarily Italy, France and Germany	11	10	16
Japan	18	21	20
Other	4	7	3

Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

	%	%	%

Customer A	12	14	20
Customer B	3	6	11
Customer C	45	36	30
Customer D	18	29	22

C.	Assets by location

Substantially all fixed assets are located in Israel.

NOTE 13 –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2004 amounted to $103 (2003 - $122, 2002 -$50). Number of options granted to directors amounted 380,000 and 200,000 in 2004 and 2003 respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 14 –	FINANCIAL INSTRUMENTS

	A.	Fair value of financial instruments

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that impose on one entity a contractual obligation either to deliver cash or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, short-term interest-bearing bank deposits, held to maturity securities, trade accounts receivable, investments, trade accounts payable, accrued expenses, options and forward contracts.

At December 31, 2004 and 2003 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

	B.	Hedging activities

In 2001, the Company entered into several currency-forward transactions (NIS/dollar) of $8,750 with settlement dates ranging from January to June 2002, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $12,000. In accordance with SFAS 133 the Company recorded in 2001 an unrealized decrease of $212 in fair market value in “other comprehensive loss”. The corresponding liability was separately reported as “fair market value of forward contracts” within “other current liabilities”. In 2002 this decrease was charged to operations on the relevant settlement dates.
In 2003, the company entered into currency-forward transaction (NIS/dollar) of $400 with a settlement date of January 2004, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $400. In accordance with SFAS 133 the Company recorded in 2003 an increase of $13 in fair market value in “Other Comprehensive Income”. In 2004 this increase was charged to operations on the relevant settlement dates.
In 2004, the company entered into currency-forward transaction, to currency-put option and to currency-call option (NIS/dollar, Euro/dollar, Yen/dollar) of $7,700 with settlement date through 2005, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $7,700. In accordance with SFAS 133 the Company recorded in 2004 an increase of $8 in fair market value in “Other Comprehensive Income”.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 15 –	RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the financial statements the Company decided to restate its financial statements for the fiscal year ended December 31, 2004, to correctly apply revenue recognition provisions relating to certain sales transactions, as described below.

During 2004, the Company sold certain systems to several customers. These transactions included an option to a one-time upgrade of the sold system free of charge for an unlimited period or during a two years period. The Company recognized all revenues from the sales of these systems in 2004. EITF 00-21 Revenue Arrangements with Multiple Deliverables (“EITF”), requires evaluation of each deliverable to determine whether it should be a separate unit of accounting. These transactions are considered multiple deliverables arrangement under the EITF, for which the upgrade right was not delivered. The Company was unable to establish a vendor specific objective evidence (“VSOE”) for the fair value of the upgrade right, therefore all revenues from the sale of these systems have been deferred until such an upgrade will either be exercised or expires. The restated financial statements include the effect of such deferral of revenues and costs related to these transactions.

In another instance in 2004 the Company granted to one of it’s customers trade in rights with decreasing rates of discounts over a period of 5 years. The trade-in right provided the customer with a discount toward the purchase price of a new system that is calculated based on the price of the originally sold systems as follows: if the trade-in is preformed during the 1st and 2nd year after the sale - 72% of the price of the originally bought systems; 3rd year - 47%; 4th year - 31%; 5th year - 14%.
The Company recognized all revenues from the sales of these systems in 2004. The Company reached a conclusion that only the portion that is not subject to the discounts schedule above is fixed and determinable. The Company recognized only that portion and will recognize the remaining balance in future periods based on the amounts released from the above discount schedule. The restated financial statements include the effect of such deferral and the directly related costs.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 15 –	RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

The tables below summarize the impact of the aforementioned restatement with respect to the financial statements as of December 31, 2004 and for the year then ended:

Consolidated Statement of Operations:

	Year ended December 31, 2004

	Previously Reported	Adjusted	As Restated

Revenues-Product sales	$33,347	$(4,073)	$29,274

Cost of revenues-Product Sales	15,361	(965)	14,396

Sales and marketing expenses	6,868	(221)	6,647

Operating Profit (Loss)	939	(2,887)	(1,948)

Net income (loss)	1,467	(2,887)	(1,420)

Basic earning (loss) per share	$0.10	$(0.19)	$(0.09)

Consolidated Balance Sheet:

	As of December 31, 2004

	Previously Reported	Adjusted	As Restated

Trade Accounts Receivables	$7,461	$(611)	$6,850

Inventories	5,239	1,115	6,354

Total Current Assets	36,539	504	37,043

Total Assets	49,462	504	49,966

Trade Accounts Payables	5,016	(221)	4,795

Other Current Liabilities	6,389	150	6,539

Total Current Liabilities	$11,405	$(71)	$11,334

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 15 –	RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

Consolidated Balance Sheet (Cont.):

	As of December 31, 2004
	Previously Reported	Adjusted	As Restated

Long Term Liabilities-Deferred Income	$369	$3,462	$3,831

Total Long Term Liabilities	3,589	3,462	7,051

Accumulated Deficit	(38,919)	(2,887)	(41,806)

Total Shareholders Equity	$34,468	$(2,887)	$31,581

Nova Quarterly Breakdown of 2004 Restatement

	Q1-2004			Q2-2004			Q3-2004			Q4-2004
	Reported	Adjustments	Restated	Reported	Adjustments	Restated	Reported	Adjustments	Restated	Reported	Adjustments	Restated

	$K	$K	$K	$K	$K	$K	$K	$K	$K	$K	$K	$K

Revenue systems	7,471	(755)	6,716	7,921	(1,487)	6,434	8,602	(981)	7,621	9,353	(850)	8,503
Revenue service	1,701	0	1,701	2,296	0	2,296	2,083	0	2,083	1,452	0	1,452
Total revenues	9,172	(755)	8,417	10,217	(1,487)	8,730	10,685	(981)	9,704	10,805	(850)	9,955

COGS systems	3,605	(126)	3,479	3,784	(243)	3,541	3,916	(273)	3,643	4,056	(323)	3,733
COGS service	1,502	0	1,502	1,729	0	1,729	1,702	0	1,702	1,782	0	1,782
Total COGS	5,107	(126)	4,981	5,513	(243)	5,270	5,618	(273)	5,345	5,838	(323)	5,515

Gross Profit	4,065	(629)	3,436	4,704	(1,244)	3,460	5,067	(708)	4,359	4,967	(527)	4,440

R&D expenses, net	2,126	0	2,126	2,045	0	2,045	2,124	0	2,124	2,370	0	2,370
S&M expenses	1,503	(48)	1,455	1,666	(71)	1,595	1,751	(52)	1,699	1,948	(50)	1,898
G&A expenses	457	0	457	641	0	641	591	0	591	642	0	642
Total OPEX	4,086	(48)	4,038	4,352	(71)	4,281	4,466	(52)	4,414	4,960	(50)	4,910

Net from operating	(21)	(581)	(602)	352	(1,173)	(821)	601	(656)	(55)	7	(477)	(470)

Others	90	0	90	98	0	98	160	0	160	180	0	180

Net Profit/Loss	69	(581)	(512)	450	(1,173)	(723)	761	(656)	105	187	(477)	(290)

Basic Loss Per share	0.00		(0.03)	0.03		(0.05)	0.05		0.01	0.01		(0.02)

Nova 2005 Quarterly Corrections

	Q1-05			Q2-05			Q3-05			Nine Months Ended Sept. 30 2005
	Reported	Corrections	Corrected	Reported	Corrections	Corrected	Reported	Corrections	Corrected	Reported	Corrections	Corrected

	$K	$K	$K	$K	$K	$K	$K	$K	$K	$K	$K	$K

Revenue systems	3,363	15	3,378	5,603	(255)	5,348	6,913	(255)	6,658	15,879	(495)	15,384
Revenue service	1,273	345	1,618	2,059	0	2,059	2,244	0	2,244	5,576	345	5,921
Total revenues	4,636	360	4,996	7,662	(255)	7,407	9,157	(255)	8,902	21,455	(150)	21,305

COGS systems	2,067	(4)	2,063	3,164	(66)	3,098	3,528	(215)	3,313	8,759	(285)	8,474
COGS service	1,571	0	1,571	2,014	0	2,014	2,156	0	2,156	5,741	0	5,741
Total COGS	3,638	(4)	3,634	5,178	(66)	5,112	5,684	(215)	5,469	14,500	(285)	14,215

Gross Profit	998	364	1,362	2,484	(189)	2,295	3,473	(40)	3,433	6,955	135	7,090

R&D expenses, net	2,917	0	2,917	2,114	0	2,114	1,990	0	1,990	7,021	0	7,021
S&M expenses	1,710	0	1,710	1,731	(8)	1,723	1,518	(8)	1,510	4,959	(16)	4,943
G&A expenses	711	0	711	758	0	758	1,068	0	1,068	2,537	0	2,537
Total OPEX	5,338	0	5,338	4,603	(8)	4,595	4,576	(8)	4,568	14,517	(16)	14,501

Net from operating	(4,340)	364	(3,976)	(2,119)	(181)	(2,300)	(1,103)	(32)	(1,135)	(7,562)	151	(7,411)

Others	193	0	193	196	0	196	133	0	133	522	0	522

Net Profit/Loss	(4,147)	364	(3,783)	(1,923)	(181)	(2,104)	(970)	(32)	(1,002)	(7,040)	151	(6,889)

Basic Loss Per share	(0.27)		(0.25)	(0.12)		(0.14)	(0.06)		(0.06)	(0.46)		(0.45)